UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

OWN SHARES PURCHASE PROGRAMME

SIGNATURES

Own Shares Purchase Programme

Following today’s Stockholders Meeting resolution authorising the purchase of own shares, Fiat S.p.A. announces its intention to start the relative Purchase Programme.

The Programme, aimed at servicing stock options plans and at the investment of liquidity, refers to a maximum number of own shares of the three classes of stock which shall not exceed 10% of the capital stock and a maximum aggregate amount of 1.4 billion euros and will be carried out on the regulated market as follows:

-	it will become effective on April 10, 2007 and end on December 31, 2007, or once the maximum amount of 1.4 billion euros or a number of shares equal to 10% of the capital stock is reached;

-	the maximum purchase price will not exceed 10% of the reference price reported on the Stock Exchange on the day before the purchase is made;

-	the maximum number of shares purchased daily will not exceed 20% of the total daily trading volume for each class of shares.

Should purchases be carried out, Fiat will daily communicate to the market and competent authorities the transactions it has executed, specifying the number of shares purchased, the average price, the total number of purchased shares as of the date of the communication and the total invested amount as of such date.

As of today, Fiat owns a total of 3,344,958 ordinary shares.

Turin, April 5, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 11, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney